

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Aaron T. Ratner
Chief Executive Officer
Clean Earth Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX

> **Re: Clean Earth Acquisitions Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2023**
> **File No. 001-41306**

Dear Aaron T. Ratner:

   We have completed our review of your PRE 14A filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Ben Smolij, Esq.